March 26, 2010

United States Securities and Exchange Commission
Washington D.C. 20549
Mail Stop 4561

Re:	DJSP Enterprises, Inc. Registration Statement on Form F-1 Filed February 16, 2010 File No. 333-164907

Dear Mr. Crispino

On behalf of our client, DJSP Enterprises, Inc., a  British Virgin Islands company (“Company”), we have transmitted for filing by EDGAR with the Securities and Exchange Commission (“Commission”) Amendment No. 1 to the Registration Statement on Form F-1 (“Amendment No. 1”). We have also transmitted to the Commission’s staff (“Staff”) by Federal Express three marked courtesy copies of Amendment No. 1 and all annexes filed therewith.  Amendment No. 1 responds to the comments set forth in the Staff’s letter dated March 15, 2010 (“Staff’s Letter”).

The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter.  Page numbers refer to the marked copy of the Amendment No. 1.

General

1.
Please provide us with the analysis that supports your conclusion that you are a foreign private issuer and, thus, eligible to use Form F-1. Refer to Rule 405 of Regulation C. Also, please disclose in the prospectus the number of record holders of the company’s ordinary shares that are residents of the United States. Refer to Item 7.A.2 of Form 20-F and Item 4(a) of Form F-1.

Response:   Pursuant to Rule 405, an issuer determines whether it is a foreign private issuer on the last business day of an issuer’s most recently completed second fiscal quarter.  Pursuant to Rule 405, in order to qualify as a foreign private issuer on such measurement date, an issuer must be a foreign issuer other than a foreign government and either (a) the issuer must have had at lest 50% of its securities held of record by non-residents of the United States, or (b) (i) at least 50% of its officers and directors are not United States citizens or residents, (ii) at least 50% of its assets are located outside the United States, and (iii) the issuer’s business is primarily conducted outside the United States.

As of June 30, 2009, the Company was a foreign issuer and was not a foreign government or political subdivision thereof.  In addition, the Company has advised that, as of June 30, 2009, (i) at least 50% of the executive officers and directors of the Company were not United States citizens or residents; (ii) not more than 50 percent of the assets of the Company were located in the United States; and (iii) the business of the Company was not administered principally in the United States.

We have disclosed the number of record holders of the Company’s ordinary shares that are currently residents of the United States on page 69 of Amendment No. 1.

Inside Front Cover Page

2.
We note your statement that you believe the third party data included in the prospectus is reliable but you have not independently verified such information and that you do not make any representations as to the accuracy of the information. As you know, market data included in your registration statement must be based on reasonable and sound assumptions. Please revise the text in your prospectus as necessary to remove any suggestion that you could lack a reasonable belief as to the accuracy and completeness of the market data you elect to include in the filing or that you do not have responsibility for the accuracy of the disclosure in the filing.

Response:  The third paragraph on the inside front cover has been deleted in response to the Staff’s comments.

Enforceability of Civil Liabilities, page 1

3.	Please move this disclosure after the risk factor section.

Response:  The disclosure has been moved as requested.

Risk  Factors

Risks Related to our Structure

“Purchasers of Chardan 2008 shares may also be entitled to rescission…,” page i

4.
Please provide quantitative data regarding the potential cost to the company of Chardan 2008 shareholders rescinding purchases of company stock made prior to the announcement of the business combination with DAL.

Response:  Since the market price of the Company’s securities has increased since the transaction between Chardan 2008 and DAL and since purchasers could have voted against the acquisition and redeemed their securities at the time of the acquisition of DAL, the Company has determined that the risk of a stockholder claiming rescission is remote and that damages that would be awarded if such a claim were to be asserted would negligible.  Therefore, this risk factor has been deleted.

Per Share Market Information, page 13

5.
Please revise to disclose the annual high and low market prices for 2008 and 2009 and the high and low market prices for the most recent six months. Refer to Item 9.A.4 of Form 20-F and Item 4(a) of Form F-1.

Response:  The disclosure on page 13 has been revised in accordance with the Staff’s comments.

Capitalization of DJSP Enterprises, Inc., page 16

6.
Please update your capitalization and indebtedness table so that it is of a date no earlier than 60 days prior to the date of the registration statement as required by Item 3.B of Form 20-F. Refer to Item 4(a) of Form F-1.

Response:  The capitalization table has been updated to December 31, 2009.

Selected Financial Data, page 17

7.
Revise to disclose the reasons why there is no selected financial data for periods prior to 2006. Confirm that the selected data for the earliest two years of the five year period are being omitted because the information cannot be provided without unreasonable effort or expense.

Response:  The disclosure on page 17 has been revised to reflect that the information cannot be provided without unreasonable effort or expense.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

General

8.	Revise to present quantitative and qualitative disclosure about market risk pursuant to Item 11 of Form 20-F. Refer to Item 4(a) of Form F-1.

Response:  The disclosure on page 27 has been revised in accordance with the Staff’s comments.

Overview, page 18

9.
We note that the overview you have included provides little information regarding how management evaluates the company’s performance. Please revise your overview section to provide a more informative executive level discussion that addresses how management evaluates your financial condition and operating results. An expanded overview could include, for example, your prospects for future growth, material opportunities, and any known trends, demands, commitments, or uncertainties and their impact on your liquidity, capital resources, or results of operations, and material risks and challenges facing the company. Refer to Section III.A of SEC Release No. 33-8350 for additional guidance.

Response:  The disclosure on page 18 has been revised in accordance with the Staff’s comments.

Recent Developments

Regulatory Environment, page 18

10.	We note your disclosure in this section that “recent data suggests that approximately 25% to 40% of all modified loans fall delinquent.” Please disclose the source of this data.

Response:  The statement has been deleted from Amendment No. 1.

Liquidity and Capital Resources, page 22

11.
Please revise your analysis of cash flows to provide your investors with insight into why your cash flows change from period to period, rather than simply repeating the amounts see on the face of your cash flow statement. Refer to Section IV.B. of Release 33-8350.

Response:  The disclosure on page 22 has been revised in accordance with the Staff’s comments.

Adjusted EBITDA, page 23

12.
Revise your disclosure that identifies the adjustments as being “non-recurring” since the adjustments are due to compensation that was recurring. That is, the adjustments appear to be attributable to Stem’s compensation that is above his base compensation. Indicate whether the new officer arrangement includes an incentive plan that provides for pay above the base compensation. If so, tell us why you believe that adjustments shown in the reconciliation are proper when there might be incentive pay above the base compensation in the future. In addition, tell us the nature of the items included in “other non-recurring benefits.”

Response:  Pursuant to his employment agreement and other documents entered into at the closing of the transaction, Mr. Stern is only entitled to his base compensation as specified in his agreement.  He does not have an incentive plan arrangement providing for pay above base compensation, nor is he entitled to further compensation in the nature of what he received prior to the acquisition of DAL by the Company.  As the Staff is aware, prior to the transaction with the Company, Mr. Stern was the sole owner of the business and had the right to compensation and distributions of cash generated by the business for his own use as he determined.  Following the transaction, he is not able to receive such additional cash payments since the business is now owned by a public company with many stockholders.  Further, the Company has a Board of Directors consisting of a majority of independent directors, and a Compensation Committee consisting of all independent directors who must approve his compensation and distributions.  As a result, certain of the payments received by Mr. Stern in periods prior to the closing of the transaction between the Company and DAL Group, LLC (“Transaction”) are not indicative of what he will receive following the Transaction.  In particular, this consists of payments in excess of the base salary he is entitled to receive under the employment agreement negotiated with him as part of the Transaction, payroll taxes related to such payments and travel expenses incurred by him that were previously reimbursed to him but will not be following the Transaction.  We have eliminated the word “non-recurring” in describing the adjustments.  The disclosure on page 23 has been revised in accordance with the Staff’s comments.

Contractual Payment Obligations, page 24

13.	Revise to present the tabular disclosure of contractual obligations required by Item 5.F. of Form 20-F. Refer to Item 4(a) of Form F-1.

Response:  The disclosure on page 24 has been revised in accordance with the Staff’s comments.

Unaudited Pro Forma Condensed Combined Financial Statements

Introduction, page 30

14.
We note your statements here and within risk factor disclosure on page 7 that the business combination was accounted for as a reverse capitalization of DAL’s operating subsidiaries. We further note your reference to the representation on the board of directors and management of the acquired business becoming the management of DAL and Chardan 2008. However, it appears that the former Chardan shareholders continue to hold a majority of the shares of DJSP Enterprises, Inc. Please provide us with a detailed analysis of how you determined the accounting acquirer. Your response should address criteria outlined in ASU 805-10-55-10 to 12.

In considering whether the operating business or the Company should be treated as the accounting acquirer, the Company considered the following factors:

(a) The status of the company as a shell company prior to the Transaction.

Pursuant to rule 12b-2 of the Securities Exchange Act of 1934, a shell company is one that has no or nominal operations and any one of the following: (i) no or nominal assets, (ii) assets consisting solely of cash and cash equivalents, or (iii) assets consisting of cash and cash equivalents and nominal other assets.  Since prior to the Transaction the Company had no assets other than cash or cash equivalents and had no operating business, it was a shell company under Rule 12b-2.  Section 12100.1 of the SEC’s Division of Corporation Finance Financial Reporting Manual (as displayed on the SEC’s website on March 23, 2010) reads as follows:

The acquisition of a private operating company by a non-operating public shell corporation typically results in the owners and management of the private company having actual or effective voting and operating control of the combined company. The staff considers a public shell reverse acquisition to be a capital transaction in substance, rather than a business combination. That is, the transaction is a reverse recapitalization, equivalent to the issuance of stock by the private company for the net monetary assets of the shell corporation accompanied by a recapitalization. The accounting is similar to that resulting from a reverse acquisition, except that no goodwill or other intangible assets should be recorded.  [Emphasis added].

The transaction falls squarely within this description.  The Company was a shell company prior to the transaction.  The target business designated 5 out of the 7 positions on the Board of Directors, and all the post-transaction management positions at the Company have been filled by personnel from the target business, giving them effective voting and management control, even though the former shareholders of the target business (the “New Shareholders”) do not own a majority of the shares of the Company post-transaction.  Adding to that control is  a voting agreement among some of the prior shareholders of the Company (the “Original Shareholders”) and the New Shareholders relating to voting for designees of the New Shareholders to the Board of Directors.

Aside from the placement of two members on the board of directors Chardan 2008 has contributed only the cash from its trust account, with the result that the transaction is, in substance, an investment by Chardan 2008 in the private company, and thus properly treated for accounting purposes as a reverse recapitalization.

(b)  Analysis of the factors at ASC 805-10-55.

An analysis of the factors contained at ASC 805-10-55, also favors a determination that the Transaction be accounted for as a reverse recapitalization.  The factors set forth in ASC 805-10-55 are as follows:

•           Relative voting rights in the combined entity.  This is the only one of the five factors that weighs in favor of treating the transaction as an acquisition.  The New Shareholders do not currently own any shares in the Company, though they have the right to acquire a substantial minority interest by converting their ownership interest in a subsidiary entity.  This is the result of the structure of the transaction to achieve certain tax efficiencies, not something that affects the substance.  Mitigating the effect of this factor is that the New Shareholders have designated five of the seven original post-transaction members of the Board of Directors.
•           Existence of a large minority voting interest in the combined entity if no other owner or organized group of owners has a significant voting interest.  Following the closing of the Transaction, the New Shareholders owned a greater than 29% interest in the operating subsidiary of the Company and, upon conversion of such securities into securities of the Company, would have owned over 29% of the Company.  The next largest single shareholder owned approximately 8% (5.8%, assuming the conversion of the New Shareholders securities into securities of the Company) of the shares of the Company at that time.  This factor weighs in favor of treating the transaction as a reverse recapitalization.
•           The composition of the governing body of the combined entity.  Five out of seven members of the Company’s current Board of Directors are designees of the New Shareholders.  They also have considerable control over the selection of the successors to the original board members through a voting agreement, which requires certain of their designees to be named as nominees, resulting in significant control of that process and the Board of Directors itself. This factor weighs in favor of treating the transaction as a reverse acquisition.
•           The composition of the senior management of the combined entity.  All of the senior management positions are filled by the members of the senior management team of the operating business (or are new hires made by that management team).  This factor weighs in favor of treating the transaction as a reverse acquisition.
•           The terms of the exchange of equity interests.  Although a majority of the consideration paid in the Transaction was cash, following the closing of the Transaction, the New Shareholders would have owned over 29% of the Company upon conversion of their outstanding securities in a subsidiary into securities of the Company.  This factor did not appear to favor one interpretation over the other.

The one factor that weighed against reverse recapitalization treatment, relative voting rights, was substantially offset by the effective control of the New Shareholders over the Company resulting from their rights to designate nominees to the Board of Directors and their role in the day-to-day management of the Company.  Adding further to that conclusion is that, upon conversion of their interests in the subsidiary into those of the Company, the New Shareholders will have the single largest voting bloc of stock in the Company.

Given the foregoing and the Staff’s guidance in the Financial Reporting Manual that also strongly supports this result, the Company determined that the Transaction should be accounted for as a reverse recapitalization.

15.
We note that purchasers of Chardan 2008 shares may be entitled to rescission, as described in a risk factor on page 9. We further note the absence of an adjustment to record a rescission liability in the pro forma financial information. Please demonstrate how you determined no such adjustment is required. That is, tell us how you determined whether the contingent liability for damages should not be reflected in the financial statements. Further, indicate why those shares should not be reclassified out of stockholder’s equity and into temporary equity as redeemable shares. Provide an analysis that supports your accounting including your consideration of ASU 450 (FAS 5).

Response: As discussed above in response to comment 4, the disclosure relating to rescission rights has been deleted due to the remoteness of a shareholder bringing a claim for recission and the negligible damages that would be paid if such a claim were to be asserted.

Pro Forma Adjustments, page 32

16.
Please explain how you will account for the contingent DAL Series B Preferred Units to be issued to the Stern Contributors and Existing Members. Describe the significant terms of these shares including identifying the share price targets.

Response:  The Company made an adjustment to the pro forma statements on page 38 to reflect the issuance of the Series B units by DAL to the Stern Contributors and Existing Members as part of the Transaction. The Company approximated the value of the Series B units at nominal value because the Series B units have a finite life (60 months), no voting rights and no preferences, and they are only convertible into ordinary shares if certain share price targets for the Company’s ordinary shares are met for 10 out of 30 trading days. The share price targets are as follows:

Subclass	Conversion Price	Number of Shares
Series B Preferred 1	$10.00	750,000
Series B Preferred 2	$12.50	750,000
Series B Preferred 3	$15.00	800,000
Series B Preferred 4	$17.50	800,000
Series B Preferred 5	$20.00	800,000

Upon meeting the share price targets set forth in the table above, an adjusting entry relating to the Series B shares will be made.

17.
Tell us and disclose the accounting implication of any equity interest issued to the Existing Members of DAL. We note that shares retained by noncontrolling interest have rights to convert into Chardan 2008 shares. Explain how you are accounting for this conversion or exchangeable right.

Response:  There are no accounting implications associated with the securities held by the noncontrolling interest. The noncontrolling interest security holders have shares that convert on a 1:1 basis into Chardan 2008 shares. Unlike the Series B shares which were booked at nominal value and will be subsequently exchanged for a security with substantial value, the common and Series A shares will be exchanged for securities of equal value. The noncontrolling shares do not convert based on price or other metrics, but solely on a 1:1 basis. Based upon the foregoing, the Company does not believe further disclosure is required.

18.
Tell us why the company will assume a line of credit from the Stern Contributors and support how you are accounting for this transaction. In this regard, revise to disclose the accounting implications of DAL Group’s acquisition of DJS Processing Division and related entities. Indicate the date that the DAL Group obtains control of these entities.

Response:  The $2,448,000 reflected on the pro forma statements related to footnote 2 was inserted to reflect part of the carve out of the DJS Processing division. As part of the Transaction involving the carve out of DJS Processing, it was agreed by the parties to the Transaction that certain additional liabilities, including an equipment lease line of credit, would be transferred to DJS Processing. Because these additional liabilities were not included in the June 30, 2008 financial statements used for the pro forma statements, it was determined that this item should be included in the pro forma statements.

DAL Group obtained control of DJS Processing Division and Affiliates on January 15, 2010 as part of and concurrently with the consummation of the Transaction. Disclosure to this effect has been added to page 30.

19.
Explain why the payments to the Stern Contributors results in a debit balance for additional paid-in-capital. Indicate whether the payments represent a purchase of equity interest or a special distribution. Also, your response should also address ASU 505-3030.

Response: ASU 505-30-15-2 states that “[t]he guidance in this Subtopic applies to all transactions involving the repurchase of an entity’s own outstanding common stock as well as the subsequent constructive or actual retirement … .” In the transaction, Chardan 2008 purchased an equity interest in DAL Group and concurrent with this, DAL Group issued securities and paid cash to the Stern Contributors in exchange for the three operating entities: DJS Processing, PTA and DSI. DAL Group became the 100% beneficial owner of the operating entities, but in that transaction, it did not retire any stock. Further, Chardan 2008’s purchase of an interest in DAL Group did not result in the retirement of any securities, and no such repurchase or retirement is contemplated. Therefore, in accordance with ASU 805-40 Business Combinations – Reverse Acquisitions, there was a recapitalization of DAL Group which resulted in the debits to additional paid in capital.

Business

DAL History and Current Business, page 39

20.
In this section, please discuss the background of the company’s acquisition of a controlling interest in DAL. Please disclose when the parties first discussed a transaction, who was involved in that initial discussion and subsequent discussions, and how the parties negotiated the key terms of the transaction. Also, tell us when and how you communicated to your shareholders the decision to seek a business combination with a company not based in China.

Response:  The disclosure on page 39 has been revised in accordance with the Staff’s comments. The Company first notified its shareholders that is was acquiring interests in DAL on December 14, 2009, through a press release and related 6-K.  The press release and 6-K indicated that the target business conducted its operations in Florida.  In the proxy mailed to shareholders relating to the acquisition of the target business, the Company disclosed that it was not acquiring a business in China.

21.	Please file the Services Agreement between DJS and DJS LLC as an exhibit to your registration statement.

Response:  The agreement will be filed as an exhibit to the Company’s Annual Report on Form 20-F.  Once filed, the Company will incorporate such document by reference into the Registration Statement.

Florida, page 42

22.
Your disclosure indicates that you are “not” directly involved in every step of the foreclosure process in Florida. If this is a typographical error, please revise. Otherwise, clearly identify the steps in which you are involved.

Response:  The typographical error has been corrected.

Market Overview, page 48

23.
With respect to third-party statements in the prospectus, such as the data attributed to the Mortgage Bankers Association, please supplementally provide us with support for such statements. To expedite our review, please clearly mark each report to highlight the applicable portion or section containing the information and cross-reference it to the appropriate location in the prospectus.

Response:  The Company has determined to delete this section in its entirety.

Long-Term Growth Strategies, page 61

24.	Discuss here and in your Management’s Discussion the costs incurred to date, as well as anticipated costs, in connection with your growth strategies.

Response:  In response to the Staff’s comments, the disclosure on page 18 in Management’s Discussion and Analysis has been expanded and additional disclosure has been added to page 54.

Geographic Expansion, page 62

25.
We note your disclosure in this section that you are planning to expand your business beyond Florida into other states. We also note your disclosure on page 42 that judicial foreclosure states present greater revenue opportunities than non-judicial states. Please clarify in your filing how many states in the United States use a judicial foreclosure process.

Response:  The disclosure on page on page 55 has been revised in accordance with the Staff’s comments.

Directors, Senior Management and Employees, page 64

The Company, page 64

26.
For each director, please specify the date of expiration of the current term of office and the period during which each person has served in that office. Also, please disclose details of any service contracts the directors have with the company or its subsidiaries that provide for benefits upon termination of employment. Refer to Item 6.0 of Form 20F and Item 4(a) of Form F-1.

Response:  The disclosure beginning on page 57 has been revised in accordance with the Staff’s comments.

Shares Eligible for Future Sale, page 73

27.	Please include a description of the terms of the DAL Series A and Series B preferred shares.

Response:  The disclosure on page 66 has been revised in accordance with the Staff’s comments.

Selling Shareholders, page 80

28.
For each of the selling shareholders, please be sure to disclose the nature of any position, office or other material relationship that the selling shareholder has had within the past three years with the company or its predecessors or affiliates. Refer to Item 9.D of Form 20-F and Item 4(a) of Form F-1. Please confirm that Jeffrey Valenty has the sole voting and investment power over the ordinary shares being sold by FlatWorld DAL LLC or identify the natural person or persons who does have such power. Also, identify the natural person or persons who has the sole or shared voting and investment power over the shares being offer for sale by Chardan SPAC Asset Management, LLC, EMR Master Fund Ltd., Platinum Partners Liquid Opportunity Master Fund L.P., and South Ferry #2, LP. See Interpretation 240.04 of our Regulation S-K Compliance and Disclosure Interpretations, available on our website.

Response:  The disclosure on page 74 has been revised in accordance with the Staff’s comments.

29.
Please tell us whether any of the selling stockholders that are legal entities are broker-dealers or affiliates of broker-dealers. If any selling stockholders are registered broker- dealers who acquired their shares as investments, rather than as transaction-based compensation for the performance of investment banking or similar services, they should be named as underwriters. With respect to any affiliates of registered broker-dealers, expand the prospectus to indicate whether they acquired the securities to be resold in the ordinary course of business. Also indicate whether at the time of the acquisition they had any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities.

Response:  None of the selling shareholders are broker dealers or affiliates of broker dealers, except for Kerry Propper and George Kaufamn, each of whom are affiliates of a broker-dealer.  However, the securities being registered were issued to Messrs. Propper and Kaufman in connection with the formation of the Company prior to its initial public offering.  Such securities were not purchased in the ordinary course of business.  The disclosure on page 73 has been revised to indicate that no selling shareholders are broker dealers or affiliates of broker dealers except for Messrs. Propper and Kaufman.

Financial Statements, page F-1

30.	Depending upon the conclusion reached in your analysis of comment 1 above, update the financial statements in accordance with Item 8 of Form 20-F or Rule 3-12 of Regulation S-X.

Response:  Since the Company is a foreign private issuer, no update to the financial statements is required until April 1, 2010.

DJS Processing Division and its Combined Affiliates

31.
Revise to provide disclosure on the face of the financial statements amounts attributable to related parties. In addition, consider adding disclosure for vulnerability due to concentration with the Law Firm. See ASU 275-10-50-16 to 22.

Response:  The financial statements on pages F-3 and F-4 have been revised to provide disclosure of amounts attributable to related parties.

Notes to the Consolidated Financial Statements. page F-7

32.
Revise the titles of the footnotes and financial statements for consistency. In this regard, we note that the financial statements are presented on a combined carve-out basis and the footnote title refers to consolidated financial statements.

Response:  The titles of the footnotes and financial statements have been revised for consistency to present the combined carve-out financial position and results of operations and cash flows.

33.
We note that your business is operated as a single reportable segment_ Disclosures throughout your filing suggest three specific types of revenue that appear to require disclosure pursuant to the enterprise-wide disclosure requirements of ASU 280-10-50-40. In addition, explain why each subsidiary or division does not represent a reportable operating segment. We refer you to ASU 280-10-50-10. Your disclosures throughout the filing suggest that you have more than one segment.

Response:  ASU 280 defines an operating segment as a component of an enterprise that has all of the following characteristics:

a. It engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity).

b. Its operating results are regularly reviewed by the public entity's chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.

c. Its discrete financial information is available.

ASU 280 states that two or more operating segments may be aggregated into a single operating segment if the segments have similar operating characteristics and the segments are similar in the following areas:

a.           The nature of the products and services

b.           The nature of the production processes

c.           The type or class of customer for their products and services

d.           The methods used to distribute their products or provide their services

e.           The nature of the regulatory environment

The Company provides foreclosure related services through the Processing Division.  Among those services necessary to complete the processing of a foreclosure are a title exam and abstract (a written history of all deeds, liens and encumbrances affecting a specific property).  PTA provides the Processing Division with the services related to the title exam and abstract.  Because almost every foreclosure referral to the Processing Division requires a title exam and abstract, the Company considers PTA’s services to be an essential part of the foreclosure servicing business. The vast majority of PTA’s revenues are derived from foreclosures handled by the Processing Division so each of the characteristics in a. through e. above is considered to be similar between the Processing Division and PTA.  Therefore, the Company believes aggregation of PTA and the Processing Division is appropriate.

ASU 280 states that a public entity shall report separately information about an operating segment that meets any of the following quantitative thresholds:

a. Its reported revenue, including both sales to external customers and intersegment sales or transfers, is 10 percent or more of the combined revenue, internal and external, of all operating segments.

b. The absolute amount of its reported profit or loss is 10 percent or more of the greater, in absolute amount, of either:

1. The combined reported profit of all operating segments that did not report a loss

2. The combined reported loss of all operating segments that did report a loss.

c. Its assets are 10 percent or more of the combined assets of all operating segments.

We evaluated the quantitative thresholds above in relation to the aggregated segments described previously in this response as well as other potential operating segments.  There are no other individual operating segments that reach the thresholds above, including the real estate liquidation company known as DSI.

Based on the aggregation of the Processing Division and PTA and the fact that no other segments exist that meet the quantitative threshold above, the Company is reporting its results under a single operating segment.  ASU 280 states that operating segments that do not meet any of the quantitative thresholds may be considered reportable, and separately disclosed, if management believes that information about the segment would be useful to readers of the financial statements.  At this time, management does not believe there are any operating segments below the quantitative thresholds above that warrant separate disclosure.  Management plans to continue to evaluate its segment reporting going forward to determine whether changes in the business result in the need for separately reporting results of other operating segments.

The enterprise wide disclosure requirements of ASU 280 have been added to the document.

Note 1. Nature of Business and Significant Accounting Policies

Basis for Expense Allocations, page F-S

34.	Revise your disclosures to add the statement that management asserts that the allocation methodology used is reasonable. See SAB Topic 1B1 — Question 2.

Response:  The disclosure on page F-8 has been revised in accordance with the Staff’s comments.

Signatures

35.	Please include the signature of the company’s authorized representative in the United States. See Instructions to Signatures in the Form F-1.

Response:  The signature has been added.

Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4866.

Sincerely,

Giovanni Caruso